EXHIBIT 99.1

Prosensa Announces Full Year 2013 Financial Results and Recent Corporate Developments

Prosensa Committed to Defining a Path Forward for Its Lead Product, Drisapersen

LEIDEN, The Netherlands, March 18, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA), the Dutch biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today reported financial results for the full year ending December 31, 2013, and provided an update on the next steps for its exon-skipping platform for the treatment of Duchenne Muscular Dystrophy (DMD).

"As we have previously stated, we are encouraged by initial findings from further analyses of the aggregate drisapersen data that suggest that treating earlier in DMD and treating longer shows a delay in the progression of the disease. These data give us the confidence to engage patient groups, clinical experts and regulators to explore a path forward for drisapersen," said Hans Schikan, CEO of Prosensa.

Mr. Schikan continued, "While the past few months have been a very important transition period for Prosensa, our primary focus has not changed, which is to improve the lives and outcomes of boys with DMD. At the start of the year we regained the rights to drisapersen and retained rights to our other development-stage compounds for DMD from GlaxoSmithKline (GSK). We are currently working closely with GSK to transfer data and other elements covered in the collaboration as soon as practicable and within 120 days of the January 12 effective date of the agreement. Concurrently, we are focused on the continued analysis of the complete drisapersen data set, preparing for possible re-dosing of boys and having a meaningful dialogue with regulatory authorities. We expect to communicate the status of these events during the second quarter of this year."

With data from more than 300 patients, Prosensa has the largest clinical data set in DMD. The Company is actively working to define the most optimal path forward for its DMD pipeline, which includes formulating a re-dosing plan for boys who have previously participated in clinical trials. In addition, it has enrolled 190 patients in a planned 250 patient study to better understand the natural history of DMD and potential biomarkers. Prosensa's current portfolio of drug candidates includes six compounds for the treatment of DMD with four compounds currently in clinical development, all of which have received orphan drug status in the United States and the European Union. The compounds utilize an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. Furthermore, the Company has progressed PROSPECT, a unique research program which could enable expedited development of DMD therapeutic candidates that target multiple exons.

At of the end of 2013, Prosensa had a cash position of €82.2 million.

Recent Corporate Highlights

-- Updates on the Drisapersen Development Program

  On January 13, 2014, Prosensa and GlaxoSmithKline (GSK) announced that Prosensa regained all rights from GSK to drisapersen and retained rights to all other programs for the treatment of DMD. This transfer of rights represents the termination of the collaboration agreement between GSK and Prosensa executed in 2009 and gives Prosensa full, unencumbered rights to continue the development of drisapersen as well as each of its DMD programs.

  On January 16, 2014, Prosensa announced initial findings from further analyses of the aggregate data obtained from the clinical development program of drisapersen for the treatment of DMD. The analyses, which are based on the results from three placebo controlled studies and two long term open label studies, suggest that treating earlier in DMD and treating longer shows a delay in the progression of the disease, as measured by the six-minute walk test (6MWT). Key safety findings are consistent with previous observations.

  On February 18, 2014, the Investigational New Drug (IND) for drisapersen was transferred from GSK. As a first step in developing the path forward for drisapersen, Prosensa communicated to patient advocacy groups and investigators that it is exploring options for study participants to be re-dosed with drisapersen. Furthermore, it has initiated a survey to seek feedback from patients and investigators regarding the willingness and desire of patients to resume treatment. Based on the respondents to date, the majority of patients wish to be re-dosed with drisapersen.

-- Rare Disease Expert Joined Company Supervisory Board

  On December 10, 2013, Prosensa announced that Dr. Georges Gemayel, an expert in the rare disease space and strategic corporate leadership, was nominated for the Prosensa Supervisory Board. The appointment of Dr. Gemayel was approved in the extraordinary general meeting of shareholders on January 23, 2014.

-- New FP7 Grant Awarded for Development of DMD Imaging Biomarkers

  On November 25, 2013, Prosensa and Newcastle University, UK, announced the award of a second Framework Programme 7 (FP7) research grant from the European Commission. This new FP7 research grant totals approximately €6 million to support the development of imaging biomarkers for DMD. The project "Developing imaging technologies for therapeutic interventions in rare diseases" will be known as "BIOIMAGE-NMD" and is expected to run for three and a half years. Earlier in the year, Prosensa was part of a pan-European consortium that received a €6 million FP7 research grant to support the ongoing clinical study of its third novel DMD development candidate, PRO045.

Financial Highlights

  Cash Position and Cash Consumption: Prosensa's cash and cash equivalents as of December 31, 2013 were €82.2 million, compared to €40.7 million as of December 31, 2012 and €86.7 million as of the quarter ended September 30, 2013. The increase in cash and cash equivalents was due to €64.0 million in proceeds (before issuance cost) from the issuance of 6.9 million shares of common stock upon the IPO on July 3, 2013. The company's cash consumption, excluding cash flows from financing for the 12-months ended December 31, 2013 was €22.4 million.

  Revenue: Revenue for the 12-months ended December 31, 2013 was €8.9 million, compared with €7.9 million in 2012 due to increased collaboration revenue of €1.2 million and lower license income of €0.1 million.

  R&D Expense: Research and development expense was €18.5 million for the 12-months ended December 31, 2013, compared to €14.4 million for the comparable period in 2012. While we incurred expenses for preclinical safety studies for PRO045 and PRO053 in the 12-months ended December 31, 2012, our research and development expenses in 2013 mainly related to the ongoing Phase I/II study of PRO045 and PRO053. In the twelve months ended December 31, 2013 we also incurred expenses for the preclinical safety studies for PRO052, the Natural History and PROSPECT programs.

  G&A Expense: General and administrative expense was €7.7 million for the 12-months ended December 31, 2013, compared to €4.0 million in 2012. The increase is primarily due to higher share-based compensation expense in 2013 of €1.1 million compared to €180 thousand in 2012 and costs associated with operating as a public company.

  Net Loss: Net loss for the full year 2013 was €16.6 million or €0.51 per share, compared to €9.9 million or €0.37 per share for the full year 2012.

Upcoming Conferences

Prosensa management will be participating in the following conferences and events:

  Muscular Dystrophy Association Clinical Conference, March 16-19, Chicago, IL
  Commercialisation of Orphan & Rare Diseases Drugs Forum, March 20-21, London, UK
  BioCapital Europe, March 27, Amsterdam, The Netherlands
  World Orphan Drug Congress, April 24-25, 2014, Washington, DC
  American Academy of Neurology (AAN), April 26-May 3, Philadelphia, PA
  US TIDES 2014, May 12-15, Providence, RI
  BioEquity Europe, May 21-22, Amsterdam, The Netherlands
  Parent Project Muscular Dystrophy (PPMD) Annual Conference, June 26-29, Chicago, IL
  Orphan Disease Forum at the BIO International Convention, June 24, San Diego, CA

Conference Call / Webcast Information

Prosensa will host a conference call on March 18 at 8:00am ET, 1:00pm CET to discuss the full year 2013 financial results and a corporate update. In order to participate in the conference call, please dial 1-877-407-9170 (US domestic toll-free). International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington's disease. Its clinical portfolio of RNA-based product candidates is focused on the treatment of Duchenne muscular dystrophy, or DMD. Each of its DMD compounds has been granted orphan drug status in the United States and the European Union. Its first product candidate, drisapersen, can address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50.

About DMD

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients.

Forward Looking Statement

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around the Company's exon-skipping drug pipeline and financial position. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and the Company's Annual Report on Form 20-F. In addition, any forward-looking statements represent its views only as of today and should not be relied upon as representing its views as of any subsequent date. While the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaim any obligation to do so, even if its views change.

CONTACT: Prosensa Holding N.V.

         Celia Economides, Senior Director IR &
         Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl